XFormity Technologies, Inc.
60 Revere Drive
Suite 725
Northbrook, Illinois 60062
(847) 562-0700

January 23, 2006

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins, Accounting Branch Chief
Ms. April Coleman, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	XFormity Technologies, Inc.
Form 8-K/A filed December 6, 2004
Form 10-QSB for the Fiscal Quarter ended March 31, 2005
Filed May 18, 2005
Form 10-KSB for Fiscal Year Ended June 30, 2005
Filed October 26, 2005
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
Filed November 25, 2005
File No. 000-23391

Dear Ms. Collins and Ms. Coleman:

On behalf of XFormity Technologies, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated December 20, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of your comments in this letter. The Company's responses are provided as supplemental information and are set forth below each comment paragraph.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders' Equity
1.	We note your response to our Prior Comment No. 1. Please address the following:
*	Explain why, with regard to the transaction with the one consortium member who was entitled to future credits against purchases regardless of

	*	the success of the program, no amounts were allocated to the issuance of the common stock in accordance with Paragraph 13 of SFAS No. 68.

*

Tell us why you believe the reclassification of $100,000 from stockholders' equity to liabilities was not material for purposes of restatement, given that the correction would have resulted in an 11% increase to total liabilities and a 13% decrease to stockholders' equity pursuant to SAB 99.

	*	Dates of the agreements with consortium members

	*	Further support your conclusion that the proceeds received from the remaining six consortium members were equal to the fair market value of the common stock issued.

*

Reconcile the approximate per share value of $13.81 that was used to fair value the shares when the agreements were executed to the reported high and low prices (ranging from $0.12 to $0.40) during the nine months ended June 30, 2005.

	*	Discuss the events and circumstances contributing to the significant decline in value from the date the agreements were executed until the second quarter of fiscal 2005.

*

Tell us the date of the valuation authorized by XML-Global prior to its merger with XFM and how we were able to conclude that the cash paid under the funded software development arrangement was equivalent to the market value of the shares issued.

*

Please explain the difference in Note 18 reflecting the Company's agreement to issued future licensing credits in the aggregate amount of $350,000 per year over a three year period as against your disclosures in Note 1 that members are entitled to credits of $150,000 per year.

Explain why, with regard to the transaction with the one consortium member who was entitled to future credits against purchases regardless of the success of the program, no amounts were allocated to the issuance of the common stock in accordance with Paragraph 13 of SFAS No. 68:

The 7,243 shares issued to the one consortium member were part of the original pre-merger 1,000,000 shares issued and outstanding at a no par value of $10,000 for XFormity, Inc. (XFM) prior to its merger with XML-Global Technologies, Inc. All of the consortium members were issued that same number of shares. The post-merger recording for all of the consortium members was a credit to common stock of $91 ($13 x 7 for each consortium member) and a credit to paid in capital of $699,909 ($99,987 x 7 for each consortium member). The company, in complying with Paragraphs 5 and 6 of SFAS No. 68, recorded a liability to the one consortium member when it was learned that the terms of the agreement with this one member represented a legal obligation to repay. As of June 30, 2005, the Company reversed from its paid-in capital account an amount equal to the present value of the liability for future credits that was determined to approximate $100,000. The Company used that present value amount instead of the $99,987 and carries the issued and outstanding common shares issued to that one consortium member of $13 in the common stock total of $3,591 as per Paragraph 13 of SFAS No. 68. The Company's intention was to reflect balances on its financial statements equivalent to the cash received ($100,000). Because the liability was computed to be $100,000, there were no other amounts remaining to assign to stock accounts. We believe this was conservative accounting.

Tell us why you believe the reclassification of $100,000 from stockholders' equity to liabilities was not material for purposes of restatement, given that the correction would have resulted in an 11% increase to total liabilities and a 13% decrease to stockholders' equity pursuant to SAB 99:

This reclassification would have no impact on either income or earnings per share, thus, the Company viewed materiality in this case in the context of the "surrounding circumstances" or the "total mix" of information. Pursuant to SAB 99, it also includes the factual context in which the user of financial statements would view the financial statement items. As reasonable investors in the Company, the board members of XML-Global Technologies, Inc. did not consider that this classification at the June 30, 2004 date, using the judgment of reasonable business persons, would have changed or influenced their investment decision by the inclusion or correction of this item reflecting an equity deficit of $788,000 (as reflected in the financial statements) or $888,000 (if a restatement was recorded) when viewing the financial statements taken as a whole. As operations progressed into calendar year 2005, a reader of the financial statements would know that an additional capital infusion would soon become necessary based on the mounting legal fees attributable to the patent infringement lawsuit and thus, the amount of the original deficit or liability would not have made a real difference in the opinion of the Company. Nor did this current Board deem that this re-statement would have a significant positive or negative market reaction when taken by a reader of the financial statements as a whole.

SAB 99 notes that the analysis should consider whether the misstatement of individual amounts cause a material misstatement of the financial statements taken as a whole. This analysis requires consideration of both quantitative and qualitative factors. The basis of this investment from the Company's perspective included the knowledge of the future liabilities and their impact if any on future earnings and the classification as either capital or a deferred credit was totally immaterial as to the determination of the investment.

Dates of the agreements with consortium members:

Five of the seven agreements with consortium members were signed in July 2003. The other two members began payments under the agreements in September and October 2003 respectively, but the formalized agreements were signed in December 2003.

Further support your conclusion that the proceeds received from the remaining six consortium members were equal to the fair market value of the common stock issued:

There were no prior or subsequent sales of XFM during the time of the agreements in 2003. XFM was a privately owned company at that time. The valuation was reached based on arms length transactions between the privately owned respective businesses whereby it has been determined that the original intent of the parties was to invest in XFM, provide working capital for growth and development of software programs, and derive the benefit of Everest software through future credits against subsequent billings. XFM would derive the benefit of these major Taco Bell franchisees to further develop the Everest programs, utilize their companies for testing the software and help and guidance in marketing their products. The Company treated this transaction as an investment in the Company similar to that made by a venture capitalist that would invest and help to develop its portfolio company for the purpose of future growth and value without regard to immediate upside potential.

Reconcile the approximate per share value of $13.81 that was used to fair value the shares when the agreements were executed to the reported high and low prices (ranging from $0.12 to $0.40) during the nine months ended June 30, 2005:

There was a significant time difference between the July 2003 through December 2003 valuation for the XFM shares that were valued as a privately held Company ($100,000 / 7,243 shares = $13.81), and during the nine months ended June 30, 2005 when valuation was based on shares of the acquiring publicly traded Company. The 7,243 shares per consortium member, converted to post-merger 130,001 XFMY shares effective in September 2004. Each member's original cost basis of $100,000, expressed in terms of the new shares would equate to a per share amount of $0.77. From July 2003 through June 2004, XFM reported losses of $1,012,000 per their audited financial statements and a loss of $382,000 in their 1st quarter ended September 30, 2004 for a combined loss of $1,394,000. The valuation the individual shareholder received upon the merger for his 130,001 shares based on the closing price on September 30, 2004 of $0.40 was $52,000. Based on the closing price on June 30, 2005 of $0.25, valuation for the investment decreased to $32,500. The decline in the value of the original shares may be attributable to the operating results of the Company and how the market perceived those results.

Discuss the events and circumstances contributing to the significant decline in value from the date the agreements were executed until the second quarter of fiscal 2005:

Based on the closing market price of $0.25 on June 30, 2005 and the post-merger shares issued to the respective consortium members of 130,001, the valuation has decreased due to the XFM's operating results and negative cash flow prior to the merger and the Company's negative operating results and financial condition after the merger. Revenue growth is behind schedule and the legal fees attributable to the unjustified patent infringement suit have seriously affected the Company's earnings and cash flow and correspondingly, the per-share market value.

Tell us the date of the valuation authorized by XML-Global prior to its merger with XFM and how we were able to conclude that the cash paid under the funded software development arrangement was equivalent to the market value of the shares issued:

The date of the valuation authorized by XML-Global was as of August 2004.

The Company's conclusion that the cash paid under the funded software development arrangement was equivalent to the market value of the shares issued was based on an arms length transaction between consortium members and XFM, a privately owned Company at that time. Note that there were no prior or subsequent sales of XFM during the time of the agreements in 2003. However, by using a business valuation report developed for XML-Global Technologies, Inc. as of August 2004, to support its acquisition of XFM and attempting to work back to the valuation in the July through December 2003 period, the Company took into consideration potential future cash flows, earnings and intellectual property values that reconciled to a definitive market value of a privately held Company 9 to 12 months prior to its valuation date.

Please explain the difference in Note 18 reflecting the Company's agreement to issue future licensing credits in the aggregate amount of $350,000 per year over a three year period as against your disclosures in Note 1 that members are entitled to credits of $150,000 per year:

Under the terms of the agreements, each of the seven consortium members were entitled to future licensing credits of $50,000 per year against the Everest billings for three years, or a total of $150,000 in credits. Seven members with $150,000 in credits represents a total of $1,050,000 ($150,000 x 7 = $1,050,000), or $350,000 per year for three years. Note 1 describes each consortium member's total credit of $150,000 amortized over 3 years and Note 18 describes the aggregate credits of the combined consortium of $350,000 per year. We will be more consistent in future disclosures to avoid any confusion.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources
2	We note your response to our prior accounting comment No. 2.

Tell us how you considered whether the conversion feature in the convertible debentures represents an embedded derivative. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. In this regard, the embedded derivative instrument must be evaluated using EITF 00'19 paragraphs 12 to 32 to determine whether that instrument would be classified as an equity instrument. If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00'19.

Tell us how you considered whether the conversion feature in the convertible debentures represents an embedded derivative.

The Company did evaluate the conversion feature in our convertible debentures as to whether it represented an embedded derivative.  Under paragraph 12 of Statement of Financial Accounting Standards (SFAS) No. 133, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

1.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

2.

The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

3.

A separate instrument with same terms as the embedded derivative instrument would, pursuant to paragraphs 6'11, be a derivative instrument subject to the requirements of this Statement.  (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative).

We concluded that it was clearly and closely related to the economic characteristics and risk of the host (failed point #1), our convertible debentures are not marked to market on a quarterly or yearly basis (passed point #2), and then if separated, it would not be considered a derivative instrument (failed point # 3).  Since we did not meet all of the aforementioned criteria under SFAS No. 133, we evaluated the conversion feature under Emerging Issues Task Force (EITF) 00-19.   Per EITF 00-019, the task force reached a consensus that for purposes of evaluating under SFAS No. 133 whether an embedded derivative indexed to the company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-33 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).   Since the conversion feature of our debentures is based on a variable conversion price and not a fixed number of shares, we concluded that EITF 00-19 was not applicable.   Therefore based on our review of SFAS No. 133 and EITF 00-19, we feel that we have properly researched whether our debentures contained embedded derivatives and recorded the transaction properly in accordance with U.S. generally accepted accounting principles.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 3. Legal Proceedings
3.	We note your discussion of the Company's legal proceedings regarding a potential patent infringement.

Tell us why you have not included a discussion of this litigation in the footnotes to your audited financial statements and tell us how you considered SFAS 5 in your analysis.

Tell us why you have not included a discussion of this litigation in the footnotes to your audited financial statements and tell us how you considered SFAS 5 in your analysis:

We did comment in our 10'KSB for the fiscal year ended June 30, 2005 under Item 3., Legal Proceedings, indicating that the Company believes it did not infringe on the plaintiffs patent, and that the patent may be invalid and unenforceable. We also included a discussion of the litigation in our June 30, 2005 audited financial statements in Note 6 and Note 18. Under SFAS No. 5, there must be a reasonably possible or even a remote chance that this litigation would confirm an impairment of an asset or the incurrence of a liability. Subsequent to our last filing for the 10'QSB in November 2005, discussions with our legal counsel and correspondence between opposing counsels have clearly identified the non-infringement aspect of their claim supported by a Special Master appointed by the court reviewing this case and, thus, management and its counsel firmly believe that there is only a remote possibility that there would be an impairment or the incurrence of a future liability and no further discussion would be required. We will continue to comment in our future filings our continued belief that we have not infringed until the matter is resolved by the Courts. We continue to highlight the cost of the legal defense of this litigation in our notes to the financial statements under accounts payable.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 3. Controls and Procedures
4.

We note your disclosure that your Principal Executive Officer and your Principal Financial Officer have concluded that your disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in our reports filed under the Securities Exchange Act of 1934.

*

Clarify whether your officers concluded that your disclosures controls and procedures are designed and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

*

Also, Clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure and we refer you to Exchange Act Rule 13a-15(e)

5.	We note your disclosure indicating that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of filing your quarterly report on form 10-QSB.

	*	Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

Clarify whether your officers concluded that your disclosures controls and procedures are designed and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC:

The Chief Financial Officer prepares the monthly financial statements and the information required for disclosure in our reports filed with the Securities and Exchange Commission. These reports are submitted to the Executive Officers and the Board of Directors for their review and input within an appropriate time frame to allow them to make timely decisions regarding required disclosure. Due to the apparent complexity of the Company's transactions and the desire to properly reflect them both in accordance with U.S. generally accepted accounting principles and Exchange act rule 13a-15(e), the Company has missed timely filing requirements. The Principal Executive Officer and Principal Financial Officer conducted an update review and evaluation of the effectiveness of the Company's disclosure controls and procedures and have concluded, with a reasonable degree of assurance, based on their evaluation within 90 days of the period covered by this Report, that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure as required under Exchange Act Rule 13a-15(e).

Clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure and we refer you to Exchange Act Rule 13a-15(e):

The Principal Executive Officer and Principal Financial Officer conducted an update review and evaluation of the effectiveness of the Company's disclosure controls and procedures and have concluded, with a reasonable degree of assurance, based on their evaluation within 90 days of the period covered by this Report, that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure and we refer you to Exchange Act Rule 13a'15(e). There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports:

SEC Release No. 33'8238 requires companies, other than registered investment companies, to include in their annual reports a report of management on the company's internal control over financial reporting, and to evaluate, as of the end of each fiscal period, any change in the company's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

The Company's Principal Executive Officer, Mark Haugejorde, and Principal Financial Officer, Jack Rabin, have established and are currently maintaining disclosure controls and procedures for the Company. We continue to evaluate our internal controls on a monthly, if not daily basis through the procedures previously established and those that were recommended by our outside auditors. The disclosure controls and procedures have been designed to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,

/s/ Jack Rabin
Jack Rabin
Chief Financial Officer